NORTHGATE REPORTS FIRST QUARTER PRODUCTION RESULTS
AND UPDATED 2008 PRODUCTION FORECAST

VANCOUVER, April 21, 2008 – (All figures are in US dollars except where noted) – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported its first quarter 2008 operating results and updated 2008 production forecast, as well as its exploration plans for its Australian operations.

FIRST QUARTER 2008 HIGHLIGHTS

  Total quarterly gold production of approximately 90,000 ounces at Northgate’s three operating mines at an average net cash cost of production of $347 per ounce of gold.

  Kemess produced 49,583 ounces of gold at a cash cost of $105 per ounce.

  Stawell produced 28,363 ounces of gold at a cash cost of $428 per ounce.

  Fosterville produced 11,655 ounces of gold at a cash cost of $1,185 per ounce. Cash costs were temporarily much higher than normal as mining activities were curtailed to facilitate the smooth and safe transition to owner mining soon after the acquisition closing of Perseverance Corporation.

  Kemess produced 14.4 million pounds of copper in concentrate.

  A new three-year collective agreement was ratified by the International Union of Operating Engineers Local 115, representing the 300 production and maintenance employees at Kemess.

  Indicated resources underground at Young-Davidson increased by 137%.

  A Memorandum of Understanding ("MOU") for the development of the Young-Davidson mine was signed with the Matachewan First Nation.

2008 PRODUCTION FORECAST HIGHLIGHTS

  Total gold production is forecast to be 425,000 ounces: 236,000 ounces at Kemess; 112,000 ounces at Stawell; and, 77,000 ounces at Fosterville. Gold production attributable to Northgate from the date of acquisition for Stawell and Fosterville is 95,000 ounces and 70,000 ounces, respectively, bringing total production attributable to Northgate to 401,000 ounces. All of Northgate’s present and future gold production is unhedged.

  Northgate's overall cash cost of gold production, net of by-product credits, is forecast to be $272 per ounce of gold assuming a copper price of $3.50 per pound and exchange rates of Cdn$/US$1.00 and US$/A$0.93.

  In Australia, Northgate plans to spend a total of $10 million for exploration on near mine targets designed to increase mineable reserves at Stawell and Fosterville.

Ken Stowe, President & CEO, commented, “This is the first time we are reporting production for our two newly acquired Australian mines.  The transition to Northgate ownership has gone smoothly and the management teams at both sites are now working diligently on addressing the critical strategic issues that we identified during our due diligence.  At Stawell, the key challenge is to increase ore reserves and we are ramping up an aggressive $7 million exploration program, which has already had significant success at the Golden Gift 6 zone as announced last week.  At Fosterville, we are in the process of implementing a number of fundamental operating changes that are required in order to produce the dramatic improvements in performance that we expect to see over the remainder of 2008.  The conversion to owner mining, which was announced only a few days after the acquisition was completed, is one such important example.  Meanwhile, closer to home, we are pleased to have reached a new three-year collective agreement at Kemess without any disruption to scheduled production.  In addition, excellent progress continues to be made at the Young-Davidson project with the announcement in February of a 137% increase in indicated resources underground and the signing of a Memorandum of Understanding with the Matachewan First Nation.  2008 will truly be a transformational year for the company.”

RESULTS OF OPERATIONS – Q1 2008

Canadian Operations

Kemess South Mine

The Kemess South mine posted production of 49,583 ounces of gold and 14.4 million pounds of copper in the first quarter of 2008 at a net cash cost of $105 per ounce. Metal production was adversely affected by a number of factors, including several unscheduled power outages by BC Hydro, which disrupted scheduled production for a total of five days in the quarter. In the first quarter, Kemess milled approximately 4.2 million tonnes of ore grading 0.522 grams per metric tonne (g/t) gold and 0.182% copper.

The following table provides a summary of operations from the Kemess South mine for the first quarter of 2008:

(100% of production basis)	Q1 2008
Ore plus waste mined (tonnes)	8,536,638
Ore mined (tonnes)	4,766,372
Stripping ratio (waste/ore)	0.791
Ore milled (tonnes)	4,243,891
Ore milled per day (tonnes)	46,636
Gold grade (g/t)	0.522
Copper grade (%)	0.182
Gold recovery (%)	70
Copper recovery (%)	85
Gold production (ounces)	49,583
Copper production (thousands pounds)	14,380
Net cash cost ($/ounce) [1]	105

1 Cash cost figures are unaudited estimates and are subject to revision.

Young-Davidson Project

Significant progress on all fronts was made at Young-Davidson during the first quarter. On February 6, 2008, a revised resource estimate was announced in which total indicated underground resources increased by 137% to 1.42 million ounces. Total resources on the property include 1,418,000 ounces of indicated and 440,000 ounces of inferred resources underground and a further 464,000 ounces of measured and indicated resources in the proposed open pit.

Exploration drilling continued from surface and underground during the quarter. To date, a total of 10,353 metres of diamond drilling have been completed as part of the $5 million 2008 drilling program, which is designed to increase resources between the two main zones of mineralization at depth and move additional inferred resources into the indicated category in the Upper Boundary zone.

The underground ramp development continued with an additional 674 metres during the quarter. A cross cut drift was completed through the Upper Boundary zone where a 40-tonne bulk sample was extracted for grinding circuit pilot plant testing.

On March 26, 2008, Northgate signed an MOU with the Matachewan First Nation. The MOU outlines the framework for the negotiation of an Impact and Benefit Agreement, which will establish the long-term working relationship between Northgate and the Matachewan First Nation during the development and operation of the mine.

Northgate is also working on a 43-101 compliant Preliminary Assessment Report, which is nearing completion and is expected to be released by the end of the second quarter of 2008.

Australian Operations

Stawell Gold Mine

The Stawell mine produced a total of 28,363 ounces of gold in the first quarter of 2008 at a net cash cost of $428 per ounce. Gold production attributable to Northgate from the date of acquisition was 11,508 ounces. During the quarter, gold production was 1,600 ounces higher than forecast, primarily due to significantly higher than predicted ore grades in the underground mine. Approximately 167,000 tonnes of ore were milled at a grade of 5.96 g/t in the first quarter of 2008. Gold recoveries in the mill were in line with expectation at 89%.

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Fosterville Gold Mine

The Fosterville mine produced 11,655 ounces of gold in the first quarter of 2008 at a net cash cost of $1,185 per ounce. Gold production attributable to Northgate from the date of acquisition was 4,782 ounces. Production at Fosterville during the quarter was negatively affected by two mining shutdown events. The first was a 10 day suspension of underground mining that began just before Christmas while the mine was still controlled by its previous owner. During this suspension, ore from surface stockpiles was milled to maintain gold production, which reduced the amount and quality of ore available for processing in January. Upon assuming control of the mine on February 19, 2008, Northgate temporarily suspended underground mining activities for a period of eight days from February 21 – 28, 2008 in order to facilitate a thorough review of operating procedures in the underground and provide additional safety training to its mining personnel. In addition to taking these safety steps, a number of key initiatives were put in motion to ensure the long-term success of the mine, including conversion to owner mining from contractor mining and implementation of a gold recovery enhancement program to improve overall efficiency and lower costs. The transition to owner mining, which includes the purchase of new mining fleet, is well advanced and is expected to be completed by June 2008.

During the quarter, gold recoveries in the milling circuit were well below historic levels due to the treatment of a very high proportion (60%) of stockpiled inherently lower recovery carbonaceous ores during the month of January due to the extended shutdown of underground activities in late December. This ore type is primarily associated with the Fosterville fault and typically makes up about 8%–10% of the ore delivered to the mill. Current and future ore sources have significantly less carbon content and recoveries had returned to normal levels by March 2008.

A comprehensive recovery improvement project has been initiated in order to significantly increase the 75%–80% average gold recovery levels achieved in the past. The project team includes both Northgate staff and world-renowned experts in the field. A pilot plant is expected to arrive on site at the end of April, which will expedite the testing of a number of process improvements that have already been identified as having a high probability of success.

Approximately 139,000 tonnes of ore were milled at a grade of 4.3 g/t in the first quarter of 2008.

The following table provides a summary of operations from Australian operations during the first quarter:

2008 Q1 Australian Mine Production

(100% of production basis) [1]	Stawell	Fosterville
Ore mined (tonnes)	150,217	110,904
Ore milled (tonnes)	166,835	139,492

Gold grade (g/t)	5.96	4.30
Gold recovery (%)	89	54
		3
Gold production (ounces)	28,363	11,655

Net cash cost ($/ounce) [2]	428	1,185

1 Production from Stawell and Fosterville attributable to Northgate as of February 18, 2008.
2 Cash cost figures are unaudited estimates and are subject to revision.
3 Gold production at Fosterville includes a gold in circuit inventory drawdown of approximately 1,200 ounces.

2008 PRODUCTION FORECAST FOR AUSTRALIAN MINES

Northgate acquired Perseverance Corporation Ltd. on February 19, 2008. The production forecast provided herein incorporates full first quarter production figures with forecast figures for the last three quarters of the 2008 calendar year. 2008 gold production for Stawell and Fosterville is attributable to Northgate from the date of the acquisition.

Stawell Gold Mine

The Stawell Gold mine is located in the historic Stawell goldfield that has produced approximately five million ounces of gold dating back to the mid-19th century Victorian gold rushes. Since the commencement of modern day production in 1984 to the end of 2007, approximately 1.8 million ounces of gold have been produced from the Stawell operation. The following chart provides a summary of historical production at the Stawell Gold mine.

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In 2008, the Stawell mine plan calls for 736,000 tonnes to be milled at an average grade of 5.3 g/t. Gold recovery is forecast to be 89% and total gold production is expected to be 112,000 ounces.

Capital expenditures at Stawell include $3.5 million for mill capital and $7.5 million for the development infrastructure required for the G5 mining block where current reserves are being mined. Infrastructure will consist of ramp, level and vent raise development. In addition, taking advantage of the conversion to owner mining at Fosterville, the productivity of the Stawell underground truck fleet will be dramatically upgraded by the addition of three new 60-tonne trucks for a total investment of approximately $5 million. The present 50-tonne trucks at Stawell will be transferred to Fosterville, which operates at much shallower depths, where these trucks can be more efficiently utilized.

Fosterville Gold mine

The Fosterville Gold mine is located 20 kilometres east of Bendigo in the heart of a region that is estimated to have produced 22 million ounces of gold since the first discovery in 1851. While historic production at Fosterville focused on over 20 small open pits, underground development began in 2006. The last open pit ore was mined in late 2007 and future production is expected to come predominately from underground.

In 2008, the Fosterville mine plan calls for the mill to process a total of 572,000 tonnes at a grade of 5.6 g/t. Gold recovery is estimated to be 75% on average during the year and total 2008 production is forecast to be 77,000 ounces. Gold production will ramp up significantly in the fourth quarter to long-term levels as the previously underfunded underground development gets ahead of the production front for the first time since underground operations commenced in 2006. Although it is not built into the current plan, it is also expected that significant benefits of the metallurgical improvement program will start to become evident as the year progresses.

Capital development in the underground is forecast to be $21 million, which will be used to advance the decline below the 4900-level and establish the infrastructure for mining in the wider areas of the main Phoenix orebody. In addition, $25 million will be invested during the year on mobile and fixed plant equipment in conjunction with the conversion to owner mining.

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The following table provides a summary of quarterly gold production and cash costs for 2008.

2008 Gold Production (ounces)[1]	Kemess	Stawell	Fosterville	Total
Q1 Actual	49,583	28,363	11,655	89,601
Forecast
Q2	47,000	27,000	17,000	91,000
Q3	67,500	29,000	19,000	115,500
Q4	71,500	28,000	29,000	128,500
	236,000	112,000	77,000	425,000

	Kemess	Stawell	Fosterville	Combined
2008 Gold Cash Cost ($/oz) [2,3]

Q1 Actual	105	428	1,185	347
Forecast
Q2	182	501	878	405
Q3	(76)	466	744	196
Q4	(54)	465	545	195
	$20	$464	$764	$272

1 Production from Stawell and Fosterville attributable to Northgate as of February 18, 2008
2 Cash cost figures are unaudited estimates and are subject to revision.
3 Assuming copper price of $3.50 per pound and an exchange rate of Cdn$/US$1.00 at Kemess; US$/A$0.93 for Fosterville and Stawell

2008 EXPLORATION PLAN

Stawell Gold Mine

During 2008, Northgate has allocated $7 million towards an aggressive exploration plan at Stawell in order to identify new underground resources and to convert resources to reserves through underground diamond drilling and surface exploration. Northgate recently announced very positive drill results from the Golden Gift 6 (GG6) zone at the Stawell Gold mine in a press release dated April 15, 2008 and will be completing a resource estimation for this zone in June. In addition to the drill results at GG6, Northgate is also targeting the North Magdala zone as a high priority target given its close proximity to existing mine workings (Figure 1) and the highly prospective nature of the target. The North Magdala campaign will be conducted from both surface and underground. Five to six holes will be wedged off an existing surface hole (SD622), which had an intercept of 9.4m @ 8.35 g/t gold. Coupled with the recent results in GG6, the North Magdala program is expected to add significant resources and extend the present mine life at Stawell.

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Figure 1: Stawell – North Magdala Target (Vertical, West Looking, Longitudinal Section with Metric Grid)

STAWELL GOLD MINE
NORTH MAGDALA TARGET
LONGITUDINAL PROJECTION

S
N
DECLINE
SD622
MAGDALA
500mRL
1000mRL
NORTH MAGDALA
GOLDEN GIFT
SD622
9.4m @ 8.4g/t
1500mRL
AREA OF INTEREST
STAWELL GOLD MINE
Longitudinal Projection
Lithology
Fault
Basalt Dome
Porphyry
Fault Blank
Reserve/Resource
Stoped Blocks
Reserve Blocks
Inferred Resource Blocks
0
1000m
280XS
300XS
320XS
340XS
360XS
380XS

900mRL
1000mRL
1100mRL
1200mRL
1300mRL
Crest of 'A' Basalt
Crest of Dukes Basalt
NORTH MAGDALA TARGET
Longitudinal Projection
Porphyry intersection
Fault intersection
Basalt Dome
Drill Intercept (Downhole length)
Drill target from 1006 Magdala Decline
Drill target from West Decline
Drill target Re-entry SD622 wedges
0
100m
MD3258
5.0m @ 6.0g/t
3g/t contour
MD4583
3.0m @ 4.5g/t
SD598CW2
4.6m @ 7.5g/t
MD4575
7.9m @ 8.3g/t
MD4543
4.3m @ 4.7g/t
SD606W1
1.0m @ 3.4g/t
MD3092W1
6.4m @ 8.8g/t
MD4666
6.3m @ 4.0g/t
MD3092
13.7m @ 4.7g/t
& 10.4m @ 3.1g/t
TARGET ZONE
DUKES FLANK
TARGET ZONE
A-B
3g/t contour
MD3093
4.2m @ 11.0g/t
South Fault/Dukes Basalt intersection
Wildcat Porphyry/Dukes Basalt intersection
Wildcat Porphyry/'A' Basalt intersection
SD622
9.4m @ 8.4g/t
Open down plunge
360XS
365XS
370XS
375XS
380XS
390XS
395XS

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Fosterville Gold Mine

Northgate has allocated $3 million during 2008 towards definition drilling of the Wirrawilla Zone (Figure 2), which lies about 1.5 kilometres south of the Fosterville processing facility and 800 metres south of and 500 metres above the known southern extents of the Phoenix resource. Mineralization at Wirrawilla plunges south, averaging true widths of 3m – 5m. The drill spacing in this zone is presently 100m north-south by 50m down plunge. Significant Wirrawilla downhole drill intercepts include:

SPD261: 10.7m at 11.2 g/t gold
SPD382A: 6.5m at 7.9 g/t gold
SPD379: 4.9m at 6.5 g/t gold

The Wirrawilla area has an inferred resource of 4.6 million tonnes @ 3.3 g/t gold for 500,000 contained ounces using a 2.0 g/t gold lower cut-off. At a higher 3.0 g/t gold cut-off, which approximates the present underground mining cut-off grade, there is 2.7 million tonnes @ 4.1 g/t gold for 350,000 contained ounces.

The resource definition drilling program will begin in late April and entail 5,000m of reverse circulation and 12,000m of diamond drilling to increase the drill hole density to 50m north-south and 50m down-dip. Geotechnical and metallurgical studies will be undertaken as drilling progresses.

On a regional basis, Northgate has begun a program to evaluate the extensive land package around the Fosterville mining lease. Within the land package, the first priority is a reconnaissance drill program at Myrtle Creek south of Fosterville, where there are extensive historic workings that have not been subject to modern exploration and diamond drill testing.

Figure 2: Fosterville Wirrawilla Area

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Northgate will release its full first quarter financial results after market close on May 1, 2008. A conference call and webcast for investors and analysts will take place on the following day at 10:00 am Toronto time.

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NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * * *

FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate’s Annual Information Form (AIF) for the year ended December 31, 2007 or under the heading "Risks and Uncertainties" of Northgate’s 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:

Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781     Email: ngx@northgateminerals.com     Website: www.northgateminerals.com

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